UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Western Wind Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

95988Q

(CUSIP Number)

Markus Ziemer
Pacific Hydro International Pty Ltd
11/474 Flinders Street
Melbourne, Australia 3000
61-3-8621-6450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 95988Q

1.	Names of Reporting Persons Pacific Hydro International Pty Ltd. S.S. or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,000,000 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.20% (3)

14.	Type of Reporting Person (See Instructions) CO

(1) The 6,000,000 shares represent 6,000,000 reported common shares of the Issuer. Pacific Hydro International Pty Ltd. (“PHIPL”) is 100% owned by Pacific Hydro Pty Ltd. (“PHL”).

(2) PHIPL directly holds the 6,000,000 common shares reported.

(3) The 21.20% represents the ownership percentage of the outstanding common shares. However, PHIPL entered into an agreement with the TSX Venture Exchange whereby it undertook not to vote in excess of 19.9% of its shares.

CUSIP No. 95988Q

1.	Names of Reporting Persons Pacific Hydro Pty Ltd. S.S. or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Victoria, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 6,000,000 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 6,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.20% (3)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The 6,000,000 shares represent 6,000,000 reported common shares of the Issuer. Pacific Hydro International Pty Ltd. (“PHIPL”) is 100% owned by Pacific Hydro Pty Ltd. (“PHL”).

(2) PHIPL directly holds the 6,000,000 common shares reported.

(3) The 21.20% represents the ownership percentage of the outstanding common shares. However, PHIPL entered into an agreement with the TSX Venture Exchange whereby it undertook not to vote in excess of 19.9% of its shares.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D and on Schedule 13D/A initially filed by the Reporting Persons on March 29, 2006 and October 19, 2006, respectively (the “Statements”). Information reported in these Statements remain in effect except to the extent that they are amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Statements.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

A settlement agreement was entered into on September 28, 2007 between Western Wind Energy Corp. (the “Issuer”), its wholly owned subsidiaries, Aero Energy LLC, Eastern Wind Power Inc., and Verde Resources Corporation (“Verde”), and Verde’s wholly owned subsidiary Mesa Wind Power Corporation (“Mesa”), with PHL, PHIPL, and Pacific Hydro US Holdings Inc. (“PHUS”, and collectively, the “Parties”).  Subject to the specific terms of the settlement agreement and the approvals of the TSX Venture Exchange and the relevant parties’ shareholders, which approvals have now been satisfied, the settlement agreement releases the parties from various obligations and resolves various issues including the dissolution of Verde’s involvement with Steel Park LLC, a Delaware limited liability company so that PHUS becomes the sole member, the terms for the settlement of the outstanding current loan balance owed by the Issuer to PHUS, the dissolution of the Alliance Agreement between the Issuer and PHL, and the ultimate release of each party’s respective outstanding and related future claims held against the other.

Pursuant to the settlement agreement, PHIPL will withhold its exercise of the right pursuant to an exclusivity deed, dated October 20, 2005 between PHIPL and WWE, to require WWE to repurchase from PHIPL 4,333,333 units of securities.  The settlement agreement provides that PHIPL will retain its current holding of shares in the Issuer until such time that the listed market trading price for the shares reaches a nominated price at which time PHIPL will use reasonable endeavours to sell the units on the TSX Venture Exchange.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and supplemented as follows:

a)        The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Act, 6,000,000 Common Shares.  The Common Shares owned by the Reporting Persons constitutes approximately 21.20% of the Common Shares outstanding (computed on the basis of 28,296,209 of the actual issued and outstanding Common Shares, as reported in the Company’s most recent Interim Financial Statements filed with the Securities and Exchange Commission under cover of Form 6-K on January 22, 2008).  The 6,000,000 Common Shares reported in the Statement is comprised of 6,000,000 Common Shares of the Issuer owned outright.

b)        PHIPL and PHL may be deemed to share voting and dispositive power over the 6,000,000 Common Shares, which represents 21.20% of the outstanding Common Shares.  However, PHIPL entered into an agreement with the TSX Venture Exchange whereby it undertook not to vote in excess of 19.9% of its shares.

c)	(i) The 6,000,000 Common Shares contemplates the expiry of 666,667 unexercised Warrants of WWE held by PHIPL on October 24,2007.
(ii) The 6,000,000 Common Shares contemplates the expiry of 1,000,000 unexercised Warrants of WWE held by PHIPL on January 5, 2008.
(iii) The 6,000,000 Common Shares contemplates the expiry of 4,333,333 unexercised Warrants of WWE held by PHIPL on January 31, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

A standstill agreement entered into on July 21, 2006 between the Issuer and PHL which provides, among other things, that PHL will not acquire securities in the Issuer that would result in holdings of 32.5% or more of the Issuer, and that PHL will not participate in any action to remove the current management or directors of the Issuer, remains in force until July 20, 2008.

The description of the Settlement Agreement in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 1 Joint Filing Agreement* * Previously filed on March 29, 2006 with the original Statement on Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008

Pacific Hydro International Pty Ltd

By:	/s/ Markus Ziemer
Markus Ziemer
Company Secretary

Pacific Hydro Pty Limited By:

By:	/s/ Markus Ziemer
Markus Ziemer
General Manager Corporate Services

ANNEX A

Unless otherwise indicated, the business address of the directors and executive officers of PHIPL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person's name refers to employment with PHIPL. Unless otherwise indicated, the business address of the directors and executive officers of PHL is C/Level 10, 474 Flinders Street Melbourne, Victoria 3000 Australia and each occupation set forth opposite such person's name refers to employment with PHL. To the knowledge of the Reporting Persons, none of their respective directors, executive officers or trustees has been convicted in a criminal proceeding or was or is subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement. Each of the directors and officers of the Reporting Persons is a citizen of Australia.

Directors and Executive Officers of PHIPL

Number of Common Shares
Name	Occupation and Business Address	Beneficially Owned
Robert Grant	Director	Nil
Kevin Holmes	Director	Nil
Markus Ziemer	Company Secretary	Nil

Directors and Executive Officers of PHL

Number of Common Shares
Name	Occupation and Business Address	Beneficially Owned
Robert Grant	Chief Executive Officer	Nil
Kevin Holmes	Chief Financial Officer/ Chief Operations Officer	Nil
Markus Ziemer	General Manager, Corporate Services	Nil
Bernard Wheelahan	Non Executive Director	Nil
John McInnes	Non Executive Director	Nil
Kate Spargo	Non Executive Director	Nil
Garry Weaven	Non Executive Director	Nil
Geoff Coffey	Non Executive Director	Nil
Damian Moloney	Non Executive Director	Nil

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement*

* Previously filed on March 29, 2006 with the original Statement on Schedule 13D.